UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number: 001-39950

Evaxion Biotech A/S

(Exact Name of Registrant as Specified in Its Charter)

Dr. Neergaards Vej 5f

DK-2970 Hoersholm

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Evaxion Biotech A/S Enters Into Purchase Agreement With Lincoln Park Capital Fund, LLC

On June 7, 2022, Evaxion Biotech A/S (the “Company”) entered into a purchase agreement with Lincoln Park Capital Fund, LLC (“LPC”) (the “Purchase Agreement”), pursuant to which the Company may elect to sell to LPC up to $40,000,000 in American Depositary Shares of the Company (“ADSs”), each ADS representing one (1) ordinary share, DKK 1 nominal value, of the Company (the “Ordinary Shares”), subject to certain limitations and conditions set forth in the Purchase Agreement.

Pursuant to the Purchase Agreement, on any business day over the 36-month term of the Purchase Agreement on which the closing price of our ADSs is not less than a threshold price set forth in the Purchase Agreement, the Company has the right, but not the obligation, at its discretion and subject to certain conditions to direct LPC to purchase up to 50,000 ADSs in a regular purchase, which may be increased up to 70,000 ADSs under certain circumstances set forth in the Purchase Agreement. The purchase price of the ADSs will be based upon the prevailing market price of the ADSs at the time of the purchase without any fixed discount. In addition, the Company may direct LPC to purchase additional amounts as accelerated purchases and additional accelerated purchases under certain circumstances. The Company is not obligated to sell any ADSs pursuant to the Purchase Agreement, and will control the timing and amount of any such sales, but in no event will LPC be required to purchase more than $1,500,000 in ADSs in any single regular purchase.

Concurrently with the execution of the Purchase Agreement on June 7, 2022, the Company entered into an agreement (the “Registration Rights Agreement”) pursuant to which the Company agreed to file a registration Statement with the U.S. Securities and Exchange Commission (the “SEC”) relating to the sale of ADSs to be issued and sold and to use reasonable best efforts to keep such registration statement effective during the term of the Purchase Agreement.

The Purchase Agreement contains customary representations, warranties, indemnification rights and other obligations and agreements of the Company and LPC. There are no limitations and conditions to completing future transactions other than a prohibition against entering into a variable rate transaction. There is no upper limit on the price per share that LPC could be obligated to pay for the ADSs. The Company has the right to terminate the Purchase Agreement at any time, at no cost or penalty. Whether or to what extent the Company sells the ADSs to LPC under the Purchase Agreement will depend on a variety of factors to be determined by the Company from time to time. As consideration for LPC’s commitments under the Purchase Agreement, within five (5) business days of the signing of the Purchase Agreement, the Company is obligated to pay LPC a commitment fee in the amount of $1,200,000, which, at the option of the Company in its sole discretion, may be paid by the issuance of 428,572 ordinary shares to LPC.

As of March 31, 2022, the Company ended the quarter with unaudited cash and cash equivalents of $31.4 million. The Company confirms its previous guidance that its existing cash position, without proceeds from the Purchase Agreement, should be sufficient to fund operating expenses and capital expenditure requirements, based on the Company’s current scope of activities, through at least the next 12 months.

This Current Report on Form 6-K shall not constitute an offer to sell or a solicitation of an offer to buy any ADSs, nor shall there be any sale of ADSs in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

The Purchase Agreement and Registration Rights Agreement are filed as Exhibits 10.1 and 10.2 to this Current Report on Form 6-K and incorporated herein by reference. The foregoing descriptions of such agreements and the transactions contemplated thereby are qualified in their entirety by reference to such exhibits. In addition, the Purchase Agreement and Registration Rights Agreement have been included to provide information regarding its terms. The Purchase Agreement and Registration Rights Agreement are not intended to provide any other information about the company.

On June 7, 2022, the Company issued a press release announcing the signing of the Purchase Agreement, a copy of which is attached hereto as Exhibit 99.1, and is incorporated herein by reference.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference in Evaxion Biotech A/S’s registration statement on Form S-8 (File No. 333-255064) (including any prospectus forming a part of such registration statement) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

Exhibit
No.	Description

10.1 Purchase Agreement dated June 7, 2022 between Evaxion Biotech A/S and Lincoln Park Capital Fund, LLC

10.2 Registration Rights Agreement dated as of June 7, 2022 between Evaxion Biotech A/S and Lincoln Park Capital Fund, LLC

99.1 Press release dated June 7, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Evaxion Biotech A/S

Date: June 7, 2022	By:	/s/ Lori Hollander
Lori Hollander Vice President, Financial Planning & Analysis